UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tekmira Pharmaceuticals Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87911B209

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87911B209	Page 2 of 11 Pages

1.	Names of reporting persons. QVT Financial LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540
11.	Aggregate amount beneficially owned by each reporting person 16,013,540
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 34.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 87911B209	Page 3 of 11 Pages

1.	Names of reporting persons. QVT Financial GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540
11.	Aggregate amount beneficially owned by each reporting person 16,013,540
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 34.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 87911B209	Page 4 of 11 Pages

1.	Names of reporting persons. QVT Fund V LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540
11.	Aggregate amount beneficially owned by each reporting person 16,013,540
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 34.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 87911B209	Page 5 of 11 Pages

1.	Names of reporting persons. QVT Associates GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540
11.	Aggregate amount beneficially owned by each reporting person 16,013,540
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 34.4%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common shares, without par value (the “Common Shares”), of Tekmira Pharmaceuticals Corporation, a British Columbia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J5J8.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund V LP (the “Fund”), a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered office of the Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for the Fund, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund. QVT Financial has the power to direct the vote and disposition of securities held by the Fund. QVT Associates GP LLC, as general partner of the Fund, may also be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. Each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As discussed in Item 4 below, pursuant to the Merger Agreement (as defined in Item 4 below), Roivant Sciences Ltd. (“Roivant”), which directly holds the 16,013,540 Common Shares reported herein as beneficially owned by the Reporting Persons, exchanged its OnCore (as defined in Item 4 below) shares for the 16,013,540 Common Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own the Common Shares reported herein for investment purposes. The Reporting Persons are filing this Schedule 13D because they may be deemed to beneficially own such Common Shares pursuant to the right of an affiliate of the Fund to appoint a director of Roivant, the direct holder of such Common Shares. The Fund has appointed Dr. Keith Manchester, the Head of Life Sciences and a Portfolio Manager at QVT Financial, as a director of Roivant. Roivant owns 16,013,540 Common Shares. Voting and dispositive decisions of Roivant require unanimous approval by the three directors of Roivant. Accordingly, the Fund may be deemed to beneficially own the Common Shares owned by Roivant. Dr. Manchester also serves as a director of the Issuer.

On March 3, 2015, the shareholders of the Issuer approved and adopted an Agreement and Plan of Merger and Reorganization by and among the Issuer, TKM Acquisition Corporation (“Merger Subsidiary”), and OnCore Biopharma, Inc., a Delaware corporation (“OnCore”) (the “Merger Agreement”), of which Roivant owned 15,901,246 shares, pursuant to which Merger Subsidiary merged with and into OnCore, with OnCore surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). The closing of the Merger occurred on March 4, 2015 and the Merger became effective with the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on March 4, 2015 (the “Effective Time”). At the Effective Time, each issued and outstanding share of OnCore Common Shares was converted into 1.007062 Common Shares (rounded down), pursuant to which Roivant received 16,013,540 Common Shares in exchange for its 15,901,246 shares of OnCore.

Page 6 of 11 pages

The Reporting Persons expect to review on a continuing basis their investment in the Common Shares and the Issuer’s business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the board of directors of the Issuer (the “Board”), management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional Common Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell or direct the sale of all or a portion of the Common Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties and/or (d) to the extent permitted by applicable laws, borrow securities, including the Common Shares, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 46,567,496 Common Shares issued and outstanding as of March 9, 2015, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 13, 2015.

An affiliate of the Fund has the power to appoint a director of Roivant. As such, the Fund has appointed Dr. Keith Manchester, the Head of Life Sciences and a Portfolio Manager at QVT Financial, as a director of Roivant. Roivant owns 16,013,540 Common Shares. Accordingly, the Fund may be deemed to beneficially own the Common Shares owned by Roivant.

Dr. Manchester holds 54,915 stock options for Common Shares awarded to him, which he holds for the benefit of certain funds under the management of QVT Financial, including the Fund.

QVT Financial is the investment manager for the Fund. QVT Financial has the power to direct the vote and disposition of the investments held by the Fund. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 16,013,540 Common Shares, consisting of the Common Shares owned by Roivant.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as general partner of the Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by the Fund, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 16,013,540 Common Shares.

Page 7 of 11 pages

Each of the Covered Persons, Reporting Persons and Dr. Manchester disclaim beneficial ownership of the Common Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise disclosed herein and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015

QVT FINANCIAL LP			QVT FUND V LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

Page 9 of 11 pages